August 12, 2025

Alejandro Gil Ortiz
General Counsel
Mexican Economic Development Inc.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

        Re: Mexican Economic Development Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2024
            File No. 001-35934
Dear Alejandro Gil Ortiz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing